File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ✓               Form 40-F       .

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                   No     ✓    .

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_________.]

Monthly Sales Report — November 2003
Regulated Announcement for the month of November 2003
Signatures

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2003

     This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2003.

Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

November	Invoice amount	1,823,675	1,536,918	286,757	18.66%
November	Net Sales	1,797,793	1,509,948	287,845	19.06%

Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	November, 2003 end	October, 2003 end	Limit of lending

MXIC	0	0	12,574,885
MXIC’s subsidiaries	1,484,280	1,443,240	12,574,885

Endorsements and guarantees (NT$: Thousand)

	Limit of		Bal. As of
	endorsement	November	period end

MXIC	12,574,885	0	4,429,720
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,429,720
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose: None

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2003

     This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of November 2003.

The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of shares
		held when elected	Number of	Number of
		(for Directors,	shares held as	shares held as
		Supervisors and	October 31,	November 30,
Title	Name	Executive Officers)	2003	2003	Changes

Executive Director and President	Miin Wu	20,253,645	30,832,711	30,932,711	100,000
Director	Y.S.Tan	3,550,979	3,956,159	4,273,159	317,000
Director and Vice President	Ray Mak	3,614,027	6,430,638	6,930,638	500,000
Assistant Vice President	C.Y.Lu	0	2,214,224	2,345,224	131,000
Assistant Vice President	Simon Wang	0	6,395,252	6,615,252	220,000
Assistant Vice President	J.P.Peng	0	6,913,767	7,143,767	230,000
Assistant Vice President	Y.L.Lin	0	10,273,413	10,473,413	200,000
Assistant Vice President	J.T.Chung	0	3,060,060	2,901,060	-159,000
Assistant Vice President	Y.H.Chao	0	501,430	351,430	-150,000
Assistant Vice President	H.C.Liu	0	518,356	964,356	446,00
Assistant Vice President	T.J.Lu	0	302,885	372,885	70,000
Assistant Vice President	Joseph Ku	0	174,055	324,055	150,000
Assistant Vice President	Shaw Yin	0	100,000	270,000	170,000
Assistant Vice President	C.Lin	0	1,009,325	1,409,325	400,000
Assistant Vice President	Oliver Lin	0	1,394,776	1,514,776	120,000
Assistant Vice President	F.L.Ni	0	2,758,258	2,808,258	50,000
Assistant Vice President	Winston Chen	0	526,267	646,267	120,000
Assistant Vice President	Rich.Liu	0	99,700	249,700	150,000

		Number of shares
		held when elected	Number of	Number of
		(for Directors,	shares held as	shares held as
		Supervisors and	October 31,	November 30,
Title	Name	Executive Officers)	2003	2003	Changes

Assistant Vice President	H.S.Pyi	0	718,535	888,535	170,000
Assistant Vice President	Albert Sun	0	10,503	130,503	120,000
Assistant Vice President	Paul.Yeh	0	9,514,102	9,714,102	200,000

The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of
		pledged
		common share
		cleared as of		Accumulated number
		November 30,	Date of the	of pledged
Title	Name	2003	pledge cleared	common shares

Director & Vice President	Dan -Shing Yiu	1,820,000	2003/11/04	0

Outstanding units and shares of ADR:

Outstanding	Outstanding	Outstanding	Outstanding
of units on	of shares on	of units on	of shares on
October 31, 2003	October 31, 2003	November 31, 2003	November 31, 2003

1,427,725.3	14,277,253.0	1,434,225.3	14,342,253.0

Outstanding amount of Convertible Bonds:

		Outstanding	Outstanding
	Conversion	Amounts on	Amounts On
Convertible Bonds	Price	October 31, 2003	November 30, 2003

0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of November 2003.

The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/11/17	Transcend Fortune Bond Fund	42,909,983.40	11.6523	500,000,000
2003/11/17	Ta Chong Bond Fund	24,098,556.80	12.4405 ~ 12.4644	300,000,000
2003/11/17	Mega Diamond Bond Fund	31,972,477.51	10.9133 ~ 10.9925	350,000,000
2003/11/18	ABN AMRO Bond Fund	20,768,575.7600	14.4449	300,000,000
2003/11/19	Shinkong Chi-Shin Fund	43,695,342.1800	13.7062 ~ 13.7365	600,000,000

The disposition of assets: None

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: December 22, 2003	By:	/s/ Paul Yeh

Name: Paul Yeh Title: Associate Vice President of Finance Center